Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: May 13, 2014

The following is a presentation made by AMEC and posted on its website, www.amec.com, on May 13, 2014:

AMEC plc Citi Global Energy & Utilities conference 13 May 2014

2 This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER. The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Forward-looking statements This presentation contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. Important information

AMEC today 3 Diversified model minimises risk and maximises opportunity Long term track record of growth Focused on creating shareholder value

AMEC today Highly successful business model We are customer focused Our employees are talented people Focused on creating shareholder value Source: AMEC ordinary dividends and buybacks 2007-13 total £956 million, plus £85 million from proposed 2013 final dividend. We are highly cash generative more than £1 billion returned to shareholders We sell our expertise globally 4 We operate in 4 growth markets We have a low-risk contracting model

AMEC today Successful track record of delivery 5 Long term track record of growth Record order book £4.2 billion Revenue: £4bn CAGR +9% c.27,000 employees EBITA: £343m CAGR +27% Cash conversion average >90% EPS: 87.2p CAGR +29% CAGRs performance 2006 to 2013

AMEC today Our approach to growth and returns 6 Focused on creating shareholder value Cash generation Investment Revenue growth EBITA growth Dividend Progressive dividend Cover 2-2.5x Surplus cash Additional returns to shareholders Leverage Up to 2x EBITDA

AMEC today Balanced portfolio 7 Diversified model minimises risk and maximises opportunity Note: ‘Nuclear’ does not include the equity accounted Sellafield decommissioning contract 7 By EBITA 2012 Oil & Gas Mining Clean Energy Environment & Infrastructure Mining 12% Oil & Gas 50% Conventional Oil & Gas 37% Clean Energy 24% Renewables/ Bioprocess 11% Transmission & Distribution 4% Conventional Power 1% Nuclear 8% Environment & Infrastructure 14% Government Services 6% Industrial/Commercial 4% Transport/Infrastructure 3% Water 1% Unconventional Oil & Gas 13% By revenue 2013 Across markets By revenue 2013 Americas Europe Growth Regions Across geographies By EBITA 2013

AMEC today
Strong customer relationships

Oil & Gas

BP Clair Ridge, North Sea, UK – hook up and commissioning services for two new Clair Ridge platforms



Imperial Oil, Kearl oil sands, Canada – Kearl initial development and expansion phase



Others include: ExxonMobil, Shell, BG, AIOC, Chevron, ConocoPhillips, GDF Suez, KOC, KNPC, Syncrude, Talisman, Zadco

Clean Energy

NDA, Sellafield decommissioning, UK– managing the decommissioning of the Sellafield site as a part of Nuclear Management Partners (NMP)



Arizona Public Service, Foothills Solar Plant , US – EPC services for a 35-megawatt (MW) solar PV plant



Others include: AWE, Dominion, EDF Energy, Ineos Bio, Magnox, OPG, Sapphire, Sempra

Mining

PotashCorp, Rocanville, Canada – partner for expansion programme and EPCM services at Rocanville mine



Rio Tinto, Oyu Tolgoi, Mongolia – underground services for Oyu Tolgoi copper–gold project



Others include: BHPB, Codelco, Vale, K+S, Newmont, Husab, Samsung/Roy Hill, Swalcop, US DoE

Environment & Infrastructure

Honeywell International, US – more than 80 environmental remediation and stewardship projects throughout the US



Northumbrian Water, UK – engineering and environmental support with Howden sewage treatment works



Others include: AZDOT, Alberta, Heathrow, Sydney Water, US Army, Yorkshire Water

8

Consulting & Front End Design & Construct Hook-Up & Commission Operate Decommission Scope of activity 1-2% of TIC EPCM = up to 12% of TIC 3% of TIC n/a n/a Front End Consultancy Greenfield Projects Brownfield O&M Support Duty Holder / GOC Late life management AMEC scope Prefeasibility studies Feasibility studies FEED Execution planning Technical consulting EPC / EPCM Detailed design Project management Construction management Construction Supply chain management and procurement Project controls Factory Acceptance Test (FAT) Pressure testing Safety system check Equipment checks Plant and production start-up assistance Mechanical completion System commissioning Retrofits and upgrades Duty Holder Operations optimisation Maintenance strategies Operational readiness reviews Operator training Project management Engineering Planning Technical support Structural analysis Out of AMEC’s direct scope Fabrication Installation of facilities Well Services Drilling Dismantling, cleaning, removal, well abandonment Well positioned across a mix of activities AMEC today Upstream Oil & Gas service offering 9

AMEC today Markets update 10 Americas O&G: on-shore growing, clarity on exports needed Mining: weak E&I: stable O&G: building in GoM, establish onshore Oil sands: Kearl work winding down Mining: developing underground position CE: renewables strong E&I: increasing contract size helping growth Growth Regions O&G: weak in Australia, growth in ME Mining: weak O&G: Middle East & Caspian strong Mining: improved presence Europe O&G: UK North Sea production stabilising CE: awaiting regulatory clarity for new nuclear O&G: brownfield and opex remain high CE: reactor support drives near-term nuclear – with new build potential upside Market AMEC position Market AMEC position Market AMEC position

AMEC outlook Long term fundamentals positive 11 2014 revenue – good underlying growth expected 2014 margin – risk on the downside due to mix Stronger sterling will affect translation of North American operations Currently estimated to be c£250 million impact to revenue and c£25 million impact on EBITA Continued strong cash conversion – weighted to H2 Offer for Foster Wheeler Significant cost and tax synergies Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Completion expected in Q3 2014

AMEC plc Foster Wheeler acquisition

Offer for Foster Wheeler Key benefits Significantly enhances oil & gas position and improves geographic footprint Brings together two highly-skilled workforces Retention of low-risk and cash generative business model Financially attractive Significant cost and tax synergies Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Compelling combination for shareholders, customers and employees 13

Offer for Foster Wheeler Headline terms For each Foster Wheeler share: 0.8998 new AMEC shares/ADRs and $16.00 in cash Represents c.$3.3 billion for whole of Foster Wheeler(1) Two Foster Wheeler non-executive directors are expected to join AMEC board on completion Financing AMEC to issue c.90 million new shares: Foster Wheeler shareholders will have 23 per cent of enlarged company Cash element from existing cash and new debt: pro forma net debt to trailing EBITDA of c.1.6x(2) Sources: 1) 99.9 million diluted shares plus awards over 1.2m FW shares expected to be rolled over into AMEC awards 2) AMEC estimate 14 Compelling combination for shareholders, customers and employees

Cost synergies 15 Identified cost synergies of at least US$75 million per annum Full annualised run-rate by year three Approximate cost of $75-90 million to achieve Predominantly removal of duplicated corporate overhead and SG&A costs Tax synergies Meaningful benefits of utilising tax losses more efficiently Full benefit expected by third year

Pro forma financials IFRS reconciliation of FW’s 2012 numbers No significant impact to revenues or continuing operations EBITDA Combined order book of more than £6 billion IFRS asbestos pre-tax liability of c.£300 million 16 Source: Unaudited IFRS reconciliation of FW 2012 numbers and AMEC 2012 numbers as restated, using £1: $1.59

Anticipated timetable Q1 Announce firm offer (13 February 2014) Progress AMEC’s US registration and listing AMEC makes anti-trust filings Q2/3 AMEC shareholder documents published and shareholder meetings Offer document posted to FW shareholders Anticipated completion 17 Targeting close in H2

Strategic rationale for the acquisition

amec FOSTER WHEELER

Strong brand and international footprint	✓	Complements AMEC's footprint Doubles size of Growth Regions and expands LatAM exposure
Highly skilled workforce	✓	Similar to AMEC's skill set
Engineering and project management company	✓	
Mid and downstream oil & gas focus	✓	Complements AMEC's upstream focus
Strong customer relationships	✓	Complements AMEC's IOC customers Adds new NOC customers Opportunities to cross sell
Predominantly cost-plus business model	✓	Same as AMEC Access to technology and know-how Low-risk, high-value service model
Asset light E&C business model	✓	
Specialised power equipment business	✓	Leverages Growth Regions position Robust and profitable business World-leading CFB technology

CFB stands for Circulating Fluidised Bed

18

Enhanced O&G competitive positioning 19 Source: Corporate websites. Analysis is indicative and is not intended to represent the entirety of the market Strong position Limited position No material position

Enhanced opportunities with Foster Wheeler 20 Americas Immediate scale in onshore Access gas monetisation Brownfield/environmental services downstream Enhanced cost+ EPC capabilities Growth Regions Immediate scale benefit Enhanced NOC access Broader service offering Leverage Power Equipment customer base Europe Enhanced workshare, better use of HVDCs Centre of excellence for engineering Strengthened sales network, new customers

AMEC + Foster Wheeler: a compelling combination Enhances oil and gas position across the whole value chain: on and offshore Expands geographic footprint Brings together two highly-skilled workforces Retains low-risk, cash generative, business model Financially attractive Accelerates AMEC’s growth strategy 21